SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date: August 12, 2004

Tel Aviv Stock Exchange Ltd	Israel Securities Authority
54 Achad Ha'am St	22 Kanfei Nesharim St
65202 Tel Aviv	95464 Jerusalem

re: RoboGroup T.E.K. Ltd – Results of General Meeting

RoboGroup T.E.K. Ltd. (the “Company”) announces the results of the general meeting of shareholders held on August 11, 2004.

All of the resolutions proposed by the board of directors were approved by the shareholders voting at the general meeting.

1.	Election of the Board of Directors of the Company.

To elect Messrs. Rafael Aravot, Ahinoam Kra-Oz, Haim Schleifer, Gideon Missulawin, Menachem Zenziper, Arie Kraus and Alex Tal as directors of the Company.

Total participating votes were 8,711,501 – 8,623,426 for and 88,075 against.

2.	Election of Outside Directors.

a.	To elect Ms. Tami Gottlieb as outside director for an additional period of 3 years starting on February 2005.

Total participating votes were 8,711,501 – 8,619,462 for, 84,299 against and 7,740 abstain.

b.	To elect Mr. Amiram Dagan as outside director for an additional period of 3 years starting on February 2005.

Total participating votes were 8,711,501 – 8,622,161 for, 83,599 against and 5,740 abstain.

3.	The authorization of a private offering

To authorize the board of directors to issue, from time to time, ordinary shares of the Company, in a total amount of up to $5.5 million to Cornell Capital Partners LP., in accordance with an agreement signed between Cornell and the Company on June 22, 2004.

Total participating votes were 5,763,645 – 5,643,326 for, 89,094 against and 31,225 abstaining.

4.	Appointment of auditors of the Company.

Appointing of the accounting firm Chaikin, Cohen, Rubin & Gilboa as auditors of the Company and authorization of the Board of Directors to determine their fees.

Total participating votes were 8,711,501 – 8,626,327 for, 81,874 against and 3,300 abstaining.

Very truly yours

RoboGroup T.E.K Ltd